August 16, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals Form 10-K for the fiscal year ended September 30, 2006 File No. 001-15803
Dear Mr. Rosenberg:
Thank you for your follow-up verbal comments on August 2, 2007 in response to our letter of June 12, 2007. We submit to you the following information in reply. We have restated your comment below and have provided our response following the comment.
1.     Explain to us how the amount of the small stock premium was determined and how you were able to conclude that sufficient data was available. We understand that the CAPM requires strict assumptions, so please tell us the assumptions that were used and how they were consistent with the perceptions of the real world markets. Finally we note in your response that the initial Duff & Phelps (D&P) analysis omitted the small stock premium. Your response letter dated 4/30/2007 stated that all of the assumptions and valuations in the subsequent valuation were verified by a reputable and independent valuation firm, therefore please confirm whether D&P verified the discount rate used in the final valuation.
     The small stock risk premium was determined with reference to the Stocks, Bonds, Bills and Inflation 2006 Yearbook (SBBI — Valuation Edition) produced by Ibbotson Associates (the “SSBI Yearbook”), which was acquired by Morningstar in 2006. SBBI has become a standard reference publication in both the investment and business valuation communities. The assumptions that go into CAPM are: (i) risk-free rate of return, (ii) market risk premium, (iii) beta and (iv) size premium.
     The size premium is based on one of ten deciles in the SSBI Yearbook, with an equal population of listed companies in each decile range based on market capitalization. For our final valuation, we used the small stock risk premium for the 10th decile — which corresponds to companies with a market capitalization greater than $1 million and less than $265 million. This is the decile in which Avanir would have been placed at that time. The size premium and the return in excess of the market (based on size) is determined by using the entire universe of NYSE/AMEX/NASDAQ-listed securities going back to 1926. For a full description of methodology, please refer to Chapter 7 of the SBBI Yearbook.

U.S. Securities and Exchange Commission
August 16, 2007
     In addition to the size premium, we relied on the SSBI Yearbook for the determination of the Market Risk Premium. Beta was determined by looking at the range of betas found in the marketplace for guideline companies in similar businesses. The Risk-free rate was determined by the 20-year Constant Maturity Rate, sourced by Federal Reserve Economic Data.
     The initial valuation was prepared by D&P in connection with their preparation and delivery of a fairness opinion for the transaction. D&P use the methodology and data described above, but focused on the marketplace fair value of the to-be-acquired assets, rather than the specific valuation that Avanir would ultimately adopt after accounting for Avanir’s relative market size and other unique considerations. For the final valuation, we did not use D&P and instead received assistance from Caliber Advisors, a valuation and financial advisory firm that we have used for several years to provide outside assistance with financial reporting matters. Caliber used the same methodology as D&P, but tailored the criteria to Avanir in the manner described above.
     Additionally, per the request in the Staff’s letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Martin J. Sturgeon

Martin J. Sturgeon Interim Chief Financial Officer

cc:	Vanessa Roberston, Staff Accountant (via facsimile 202-551-3649)
Lisa Vanjoske, Assistant Chief Accountant (via facsimile 202-551-3649)
Stephen G. Austin, Chairman of Avanir Pharmaceuticals Audit Committee